[ING FUNDS LOGO]

April 4, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Investors Trust
(File Nos. 033-23512; 811-05629)

Dear Ms. White:

This letter responds to comments provided to Kim Palmer and Jay Stamper on March 16, 2007 for Post-Effective Amendment No. 76 to the Registration Statement for ING Investors Trust (“Registrant”).  Our summaries of the comments and our responses thereto are provided below.

The discussion below focuses on the Adviser (“ADV Class”), Institutional (“Class I”), Service (“Class S”) and Service 2 Class Prospectuses and their related Statements of Additional Information (“SAI”).  Where applicable, conforming changes were made to the Prospectuses and SAIs of the various share classes.  In addition, attached is the requested Tandy Letter (Attachment A), as well as the marked pages from the Portfolios’ Prospectus and related SAIs, reflecting certain changes made in response to the comments.

GENERAL COMMENT

Description of the Portfolios - More on the Sub-Adviser

1.

Comment:           The Staff commented that any discussion of the Sub-Advisers should not immediately follow the Risk Return Summary for each Portfolio and requested that Sub-Adviser discussions be moved to the back of the Prospectus.

Response:          At this time the Registrant believes that it would be an extremely cumbersome and expensive undertaking to change the current historical format of these Prospectuses. As the SEC has not commented on this format in preceding years, and in consideration of the time constraints required to deliver the Prospectuses to insurance companies on time, the Registrant would like to keep the current format and address this issue at a later time.

GENERAL COMMENT
Market Timing Language

2.	Comment: The Staff noted that due to new Rule 22c-2 information requirement, the Registrant may need to revise its language to satisfy the requirement.

Response: The Registrant believes that it is in compliance with Rule 22c-2 and any necessary disclosure changes will be made on or about October 16, 2007 (final compliance date for Rule 22c-2).

SERVICE 2 CLASS PROSPECTUS
Portfolio Fees and Expenses (p. 98)

3.

Comment:           In regard to footnotes that disclose side agreements that continue through September 2007, the Staff commented that the footnotes should only reflect waivers that will continue through at least May 1, 2008.

Response: The Registrant has confirmed that all side agreements have been extended through May 1, 2008, and the footnotes to the fee tables have been corrected.

4.	Comment: In regard to footnote (7), the Staff commented that it appeared a portion of the side agreement footnote had not been fully deleted. The Staff requested the Registrant correct the footnote.

Response: A portion of the disclosure regarding the side agreement for ING Pioneer Fund Portfolio was deleted in error. The Registrant has corrected the footnote.

Management of the Portfolios (p. 113)

5.	Comment: The Staff commented that all references to DSI have not been changed to DSL.

Response: The Registrant has made the corrections.

SERVICE AND SERVICE 2 CLASS PROSPECTUS
Management of the Portfolios (Service Class, p. 76 and p. 92; Service 2 Class p. 73)

6.	Comment: The Staff commented that all references to DSI have not been changed to DSL.

Response: The Registrant has made the corrections.

ADVISER CLASS PROSPECTUS
Portfolio Fees and Expenses (p. 79)

7.

Comment:           In regard to footnotes that disclose side agreements that continue through May 2007, the Staff commented that the footnotes should only reflect waivers that will continue through at least May 1, 2008.

Response: The Registrant has confirmed that all side agreements have been extended through May 1, 2008 and the footnotes to the fee tables have been corrected.

INSTITUTIONAL CLASS
Performance of Similarly Managed Mutual Funds (p. 95)

8.

Comment:           The Staff noted that a sentence in the introductory paragraphs to the table in this section states, “Although only one Comparable Fund is shown for a Portfolio, the sub-advisers of certain Portfolios may manage substantially similar mutual funds, the performance of which is not shown.” The Staff commented that in this Prospectus, and anywhere else it may apply, the Registrant needs to either include the performance of all similarly managed funds or state what has been excluded from the discussion and disclose why excluding any other similarly managed funds does not make this section misleading.

Response:          These are insurance product funds which are duplications of the corresponding retail funds. We believe that each Portfolio is compared to the most relevant comparable fund and, therefore, it is not misleading to exclude any other similarly managed other accounts.

ADV CLASS, CLASS I, CLASS S AND SERVICE 2 CLASS SAI
Advisory Fees (p. 104)

9.	Comment: The Staff commented that it is unclear why footnote (4) discusses ING Diversified Mid Cap Fund and ING UBS U.S. Allocation, but is applied to ING FMR Large Cap Growth Fund as well.

Response: The footnote (4) reference to ING FMR Large Cap Growth Fund has been deleted.

Other Information About Portfolio Managers (p. 128)

10.	Comment: The Staff noted that information for Other Accounts Managed is missing for Vincent Costa.

Response: Vincent Costa has been added to the Other Accounts Managed section, and his information will be provided in the 485(b) filing of the SAI.

ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

PROSPECTUS

11.	Comment: The strategy reflects that the Portfolio will make equal allocations to three specific portfolios. Why has the adviser chosen these three portfolios?

Response:          This new Portfolio will add an attractive fund-of-funds offering to ING’s Variable Annuity product platform. This Portfolio’s investment strategy mirrors that of Franklin’s proprietary fund, Franklin Templeton Founding Funds Allocation Fund, which has earned a 5-star Morningstar rating.

12.	Comment: Confirm that any fee waiver included in the table will be contractual for one year and include that disclosure in the footnote.

Response: The fee waiver is contractual for a period of one year. Footnote 4 to the expense table states that the fee waiver is contractual and is in effect through May 1, 2008.

13.

Comment:           Is this portfolio designed to be a static portfolio? If it is, both as to allocation to asset classes and underlying funds, disclose the circumstances under which funds may be added or changed. Also, disclose if or how an investor will be notified of a change to the underlying funds.

Response: Funds will not be added. If information regarding an existing underlying fund changes, the Registrant will supplement the Prospectus. Disclosure has been added. Please see Attachment B.

SAI

14.	Comment: Change “DSI” to “DSL” in the first paragraph of the distribution of shares section on page 63.

Response: The Registrant has made this correction.

15.	Comment: On page 64, delete the reference to “12b-1 Portfolio” or explain how the “12b-1 Portfolio” differs from the “Portfolio.”

Response: There is no difference between the two portfolios. We will delete the reference to “12b-1.”

16.	Comment: With regard to the disclosure of the Portfolio’s portfolio securities on pages 65-66, consider whether the disclosure is accurate in light of the Portfolio being a fund-of-funds.

Response: We believe the language is accurate.

ADDITIONAL NOTICE

The Registrant wishes to notify the Staff that some minor changes have been made to the disclosure for the ING Evergreen Health Sciences, ING Evergreen Omega, and ING Franklin Mutual Shares Portfolios.  For ING Evergreen Health Sciences Portfolio, the Portfolio may now engage in short sales transaction and is no longer limited to only short sales of index unit investment trusts such as the NASDAQ-100®.  For ING Evergreen Omega Portfolio, the Portfolio no longer invests in securities convertible into common stocks.  For ING Franklin Mutual Shares Portfolio, the Portfolio may now invest up to 100% of its assets in medium and large capitalization companies and up to 35% of its assets in foreign investments.  Please see Attachment C.

*              *              *              *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachments

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

April 4, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Alison White

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	ING Investors Trust
(File Nos. 033-23512; 811-05629)

Dear Ms. White:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments
cc:	Jeffrey Puretz, Esq.
Dechert LLP

Attachment B

Introduction

ING Investors Trust

The Portfolio is a series of ING Investors Trust (“Trust”). The Trust is an open-end management investment company authorized to issue multiple series and classes of shares, each with different investment objectives, policies and restrictions. The Trust offers other portfolios that are not offered in this Prospectus.

An Introduction to the Portfolio

The Portfolio is designed to meet the needs of investors who prefer a single diversified investment that has an investment objective of capital appreciation and income as a secondary consideration.

The Portfolio invests in a combination of ING mutual funds sub-advised by Franklin Advisers, Inc., Franklin Mutual Advisers, LLC or Templeton Global Advisors Limited (“Underlying Funds”) that, in turn, invest directly in a wide range of portfolio securities (like stocks and bonds). Although an investor may achieve the same level of diversification by investing directly in the Underlying Funds, the Portfolio provides investors with a means to simplify their investment decisions by investing in a single diversified portfolio. If any changes are made to an Underlying Fund, these changes will be reflected in the Prospectus. However, it may take some time to fully implement changes. Implementation will be done over a reasonable period of time while seeking to minimize disruptive effects and added costs to the Portfolio and the Underlying Funds. For more information about the Underlying Funds, please see “More Information on Investment Strategies – Investment Objectives, Main Investments and Risks of the Underlying Funds” on page 7 of this Prospectus.

Shares of the Portfolio are offered to separate asset accounts (“Separate Accounts”) of insurance companies as an investment option under variable annuity contracts and variable life insurance policies (“Variable Contracts”). Shares may also be offered to qualified pension and retirement plans (“Qualified Plans”) outside the Variable Contracts and to certain investment advisers and their affiliates in connection with the creation or management of the Portfolio.

This Prospectus explains the investment objective, principal investment strategies and risks of the Portfolio. Reading the Prospectus will help you to decide whether the Portfolio is the right investment for you. You should keep this Prospectus for future reference.

Classes of Shares

The Portfolio’s shares are classified into Adviser Class (“ADV Class”), Institutional Class (“Class I”) and Service Class (“Class S”) shares. The three classes of shares of the Portfolio are identical except for different expenses, certain related rights and certain shareholder services. All classes of the Portfolio have a common investment objective and investment portfolio. Only the ADV Class shares are offered by this Prospectus.

2

Attachment C

Description of the Portfolios (continued)

ING EVERGREEN HEALTH SCIENCES PORTFOLIO

Sub-Adviser

Evergreen Investment Management Company, LLC (“EIMC”)

Investment Objective

Long-term capital growth. The Portfolio’s investment objective is not fundamental and may be changed without a shareholder vote.

Principal Investment Strategies

The Portfolio is a non-diversified portfolio that will normally invest at least 80% of its assets in the equity securities of health care companies, meaning companies that develop, produce or distribute products or services related to the health care or medical industries and derive a substantial portion, i.e., more than 50%, of their sales from products and services in health care. These include, but are not limited to, pharmaceutical companies, biotechnology companies, medical device and supply companies, managed care companies and healthcare information and service providers. The Portfolio will provide shareholders with at least 60 days’ prior notice of any change in this investment policy.

The Portfolio may invest in securities of relatively well-known and large companies as well as small- and medium-sized companies. In choosing the best companies in which to invest, the Sub-Adviser looks for able management, growing products, leading technology, franchise niche, and a strong balance sheet, which may transform into high return on equity and consistent high earnings growth. Stocks are selected based on both the Sub-Adviser’s estimate of their fundamental investment value and their relative attractiveness to their business competitors.

The Portfolio may invest in securities of both domestic and foreign issuers. There is no limit to the amount the Portfolio may invest in foreign securities.

The Portfolio may also engage in short sales transactions. Such practices are used to seek to protect the Portfolio against market decline, to adjust the Portfolio’s duration, to maintain the Portfolio’s exposure to its market, to manage cash or to attempt to increase returns. These practices may actually reduce returns or increase volatility.

The Portfolio is non-diversified and, when compared with other funds, may invest a greater portion of its assets in a particular issuer. A non-diversified portfolio has greater exposure to the risk of default or the poor earnings of the issuer.

Principal Risks

As with any mutual fund, you could lose money on your investment in the Portfolio. The share price of the Portfolio normally changes daily based on changes in the value of the securities that the Portfolio holds. The investment strategies that the Sub-Adviser uses may not produce the intended results. The principal risks of investing in the Portfolio and the circumstances reasonably likely to cause the value of your investment in the Portfolio to decline are listed below.

Diversification Risk
Equity Securities Risk
Foreign Investment Risk
Healthcare Sector Risk
Inability to Sell Securities Risk
Investment Style Risk
Manager Risk
Market Capitalization Risk
Mid-Capitalization Company Risk
Other Investment Companies Risk
Price Volatility Risk
Sector Risk
Short Sales Risk
Small-Capitalization Company Risk

7

Description of the Portfolios (continued)

ING EVERGREEN OMEGA PORTFOLIO

Sub-Adviser

Evergreen Investment Management Company, LLC (“EIMC”)

Investment Objective

Long-term capital growth. The Portfolio’s investment objective is not fundamental and may be changed without a shareholder vote.

Principal Investment Strategies

The Portfolio invests primarily, and under normal conditions substantially all of its assets, in common stocks of U.S. companies across all market capitalizations. The Portfolio’s manager employs a growth style of equity management that emphasizes companies with cash flow growth sustainable competitive advantages, returns on invested capital above their cost of capital and the ability to manage for profitable growth that the Sub-Adviser believes can create long-term value for shareholders. “Growth” stocks are stocks of companies which the Sub-Adviser believes to have anticipated earnings ranging from steady to accelerated growth. The Portfolio may also invest up to 25% of its assets in foreign securities.

Principal Risks

As with any mutual fund, you could lose money on your investment in the Portfolio. The share price of the Portfolio normally changes daily based on changes in the value of the securities that the Portfolio holds. The investment strategies that the Sub-Adviser uses may not produce the intended results. The principal risks of investing in the Portfolio and the circumstances reasonably likely to cause the value of your investment in the Portfolio to decline are listed below.

Convertible Securities Risk
Equity Securities Risk
Foreign Investment Risk
Growth Investing Risk
Inability to Sell Securities Risk
Investment Style Risk
Manager Risk
Market Capitalization Risk
Mid-Capitalization Company Risk
Portfolio Turnover Risk
Price Volatility Risk
Small-Capitalization Company Risk

Please see “Summary of Principal Risks” following the “Description of the Portfolios” section for a description of these risks. There may be other risks that are not listed above that could cause the value of your investment in the Portfolio to decline, and that could prevent the Portfolio from achieving its stated investment objective. This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Portfolio may use. For additional information regarding the risks of investing in the Portfolio, refer to the Statement of Additional Information.

10

Description of the Portfolios (continued)

ING FRANKLIN MUTUAL SHARES PORTFOLIO

Sub-Adviser

Franklin Mutual Advisers, LLC (“Franklin Mutual”)

Investment Objective

Capital appreciation. Its secondary goal is income. The Portfolio’s investment objectives are not fundamental and may be changed without a shareholder vote.

Principal Investment Strategies

The Sub-Adviser normally invests primarily in equity securities (including securities convertible into, or that the Sub-Adviser expected to be exchanged for, common or preferred stock) of companies of any nation that the Sub-Adviser believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). Following this value-oriented strategy, under normal market conditions, the Portfolio invests primarily in:

•                    Undervalued Stocks. Stocks trading at a discount to their intrinsic value.

And, to a lesser extent, the Portfolio also invests in:

•                    Risk Arbitrage Securities. Securities of companies that are involved in restructurings such as mergers, acquisitions, consolidations, liquidations, spinoffs, or tender or exchange offers or securities that the Sub-Adviser believes are cheap relative to an economically similar security of another or the same company.

•                    Distressed Companies. Securities of companies that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy.

Common and preferred stocks, and securities convertible into common stocks, are examples of equity securities.

In pursuit of its value-oriented strategy, the Portfolio is not limited to pre-set maximums or minimums governing the size of the companies in which it may invest. However, the Portfolio invests predominantly (up to 100% of its assets) in medium and large capitalization companies with market capitalization values (share price multiplied by the number of common stock shares outstanding) greater than $1.5 billion. The Portfolio also may invest a portion of its assets in small capitalization companies.

While the Portfolio generally purchases securities for investment purposes, the Sub-Adviser may seek to influence or control management, or invest in other companies that do so, when the Sub-Adviser believes the Portfolio may benefit.

The Portfolio expects to invest significantly (up to 35% of its assets) in foreign investments, which may include sovereign debt and participations in foreign government debt. A debt security obligates the issuer to the bondholders or creditors, both to repay a loan of money at a future date and generally to pay interest.

The Portfolio may, from time to time, attempt to hedge (protect) against currency risks, largely using forward foreign currency exchange contracts (hedging instruments), when, in the Sub-Adviser’s opinion, it would be advantageous to the Portfolio to do so.

The Portfolio may also engage from time to time in an “arbitrage” strategy. When engaging in an arbitrage strategy, the Portfolio typically buys one security while at the same time selling short another security. The Portfolio generally buys the security that the manager believes is either cheap relative to the price of the other security or otherwise undervalued, and sells short the security that the manager believes is either expensive relative to the price of the other security or otherwise overvalued. In doing so, the Portfolio attempts to profit from a perceived relationship between the values of the two securities. The Portfolio generally engages in an arbitrage strategy in connection with an announced corporate restructuring, such as a merger, acquisition or tender offer, or other corporate action or event.

The Portfolio’s investments in Distressed Companies typically involve the purchase of bank debt, lower rated or defaulted debt securities, comparable unrated debt securities, or other indebtedness (or participations in the

36